File No. 70-10283

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT No. 2 to
FORM U-1

APPLICATION OR DECLARATION
under the
PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

* * *

AMERICAN ELECTRIC POWER COMPANY, INC.
1 Riverside Plaza, Columbus, Ohio 43215
(Name of company filing this statement and
addresses of principal executive offices)

* * *

AMERICAN ELECTRIC POWER COMPANY, INC.
1 Riverside Plaza, Columbus, Ohio 43215
(Name of top registered holding company
parent of each applicant or declarant)

* * *

John B. Keane, General Counsel
AMERICAN ELECTRIC POWER SERVICE CORPORATION
1 Riverside Plaza, Columbus, Ohio 43215
(Names and addresses of agents for service)

American Electric Power Company, Inc., a holding company registered under the Public Utility Holding Company Act of 1935, hereby amends its Application-Declaration on Form U-1 in File No. 070-10283, as follows:

1.  By adding the following paragraph to the end of Item 1.B:

          The amendments to the Plan were approved by the affirmative vote of a majority of the votes cast by AEP’s shareholders at the Annual Meeting at the Annual Meeting held on April 26, 2005.

     2.    By amending and restating Item 3 in its entirety:

ITEM 3.	APPLICABLE STATUTORY PROVISIONS

AEP considers that Sections 6(a), 7 and 12(e) of the 1935 Act and Rules 23, 42, 54, 62 and 65 of the Commission thereunder may be applicable to the proposed transaction.

Compliance with Rule 54

The proposed transaction is also subject to Rule 54. Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of any “exempt wholesale generator” (“EWG”) or “foreign utility company” (“FUCO”) or other transactions unrelated to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if the requirements of Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Set forth below is a discussion of the compliance with Rule 53 for AEP.

AEP consummated the merger with Central and South West Corporation, now AEP Utilities, Inc. (“CSW”), on June 15, 2000 pursuant to an order dated June 14, 2000 (HCAR No. 35-27186), which further authorized AEP to invest up to 100% of its consolidated retained earnings, with consolidated retained earnings to be calculated on the basis of the combined consolidated retained earnings of AEP and CSW (the “Rule 53(c) Order”).

AEP currently meets all of the conditions of Rule 53(a). At March 31, 2005, AEP’s “aggregate investment”, as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $211 million, or about 11% of AEP’s “consolidated retained earnings”, also as defined in Rule 53(a)(1), for the four quarters ended March 31, 2005 ($1.962 billion).

In addition, AEP has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the 1935 Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b)(1) has occurred or is continuing.

Applicant respectfully submits that AEP meets the requirements of Rule 53(c). If the effect of the capitalization and earnings of EWGs and FUCOs in which AEP has an ownership interest upon the AEP holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of AEP’s EWGs and FUCOs, have a material adverse effect on the financial integrity of the AEP system, or an adverse impact on AEP’s Utility Subsidiaries1, their customers, or the ability of state commissions to protect such public utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of AEP’s overall financial condition which took into account, among other factors, AEP’s consolidated capitalization ratio and the growth trend in AEP retained earnings.

As of December 31, 1999, the most recent period for which financial statement information was evaluated in the 53(c) Order, AEP’s consolidated capitalization (including CSW on a pro forma basis) consisted of 37.3% common and preferred equity, 61.3% debt and $335 million principal amount of certain subsidiary obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures of such subsidiaries (“Trust Preferred Securities”) representing 1.4%.

As of March 31, 2005, AEP’s consolidated capitalization consisted of 59.8% debt, 40.2% common and preferred equity (consisting of common stock representing 39.9% and $61 million principal amount of preferred stock representing 0.3%).

Since the date of the Rule 53(c) Order, there has been an increase in AEP’s consolidated equity capitalization ratio. In addition, the Utility Subsidiaries, which will have a significant influence on the determination of the AEP corporate rating, continue to show strong financial statistics as measured by the rating agencies.

As of December 31, 1999, Standard and Poor’s (“S&P”) rating of secured debt for AEP’s Utility Subsidiaries was as follows: Appalachian Power Company, A; Columbus Southern Power Company, A-; Indiana Michigan Power Company, A-; Kentucky Power Company, A; Ohio Power Company, A-; AEP Texas Central Company (formerly Central Power and Light Company), A; Public Service Company of Oklahoma, AA-; Southwestern Electric Power Company, AA-; and AEP Texas North Company, A. AEP did not have a long-term debt rating as of December 31, 1999.

As of March 31, 2005, S&P’s rating of secured debt for AEP’s Utility Subsidiaries was as follows: Appalachian Power Company, BBB; Columbus Southern Power Company, BBB; Indiana Michigan Power Company, BBB; Kentucky Power Company, BBB, Ohio Power Company, BBB, AEP Texas Central Company (formerly Central Power and Light Company), BBB; Public Service Company of Oklahoma, BBB; Southwestern Electric Power Company, BBB; and AEP Texas North Company (formerly, West Texas Utilities Company), BBB. S&P’s rating of AEP’s unsecured debt was BBB as of September 30, 2004.

    3.   By amending Item 6 as follows:

ITEM 6.	EXHIBITS AND FINANCIAL STATEMENTS

The following exhibits are filed as part of this statement:

(a)     Exhibits:

A-1	Statements relating to proposal to be included in the 2005 Proxy (previously filed).

A-2
Notice of 2005 Annual Meeting and Proxy Statement (incorporated by reference from the definitive proxy statement of AEP for the 2005 annual meeting of shareholders filed with the SEC on March 14, 2005).

A-3	Form of proxy card (incorporated by reference from the definitive proxy statement of AEP for the 2005 annual meeting of shareholders filed with the SEC on March 14, 2005).

B
Amended and Restated American Electric Power System 2000 Long-Term Incentive Plan (incorporated by reference from the definitive proxy statement of AEP for the 2005 annual meeting of shareholders filed with the SEC on March 14, 2005).

C	AEP Registration Statement on Form S-8 relating to the Amended and Restated American Electric Power System Long-Term Incentive Plan (to be filed by amendment).

   D    None.

      E     None.

F     Opinion of Counsel (previously filed).

G     Financial Data Schedule (previously filed).

H     Proposed Form of Notice (previously filed).

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

AMERICAN ELECTRIC POWER COMPANY, INC.

By: /s/ Thomas G. Berkemeyer
Name: Thomas G. Berkemeyer
Title: Assistant Secretary

May 31, 2005

1 Appalachian Power Company (“APCo”), Columbus Southern Power Company (“CSPCo”), Indiana Michigan Power Company (“I&M”), Kentucky Power Company (“KPCo”), Ohio Power Company (“OPCo”), AEP Texas Central Company (“TCC”), Public Service Company of Oklahoma (“PSO”), Southwestern Electric Power Company (“SWEPCo”) and AEP Texas North Company (formerly West Texas Utilities Company) (“TNC”), collectively, the “Utility Subsidiaries”).